Delwinds Insurance Acquisition Corp.

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

VIA EDGAR

July 8, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: John Stickel

Re:	Delwinds Insurance Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 13, 2022

File No. 333-264216

Dear Mr. Stickel:

Delwinds Insurance Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 27, 2022 regarding Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 13, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Amendment No. 1 to the Form S-4 filed May 13, 2022

Proprietary Insurance Products, page 212

1.	We note your response to prior comment 12 and reissue in part. Consistent with your response and the disclosure added on page 83, please clarify here that the purchase of Memorial Insurance Company of America primarily involved the purchase of a license to conduct insurance business and not a material amount of existing insurance business, or advise.

In response to the Staff’s comment, we have revised the disclosure on page 214 of the Registration Statement.

Commercialization of Saliva-Based Epigenic Biomarkers, page 217

2.	We note your response to prior comment 14 and reissue in part. We note your disclosure that your research and development efforts are in various stages of design and completion and that you may be in a position to begin using epigenetic biomarkers in a commercial underwriting context in 2023. We also note your disclosure that the amount of research and development you will conduct will depend upon your capital following the Transactions, and the amount of research and development you require to commercially sell our epigenetic biomarker underwriting technology will depend upon the results you obtain from such research. Please expand to briefly explain the material anticipated steps involved and the projected material costs involved to get the technology to the point where you believe it will be ready for commercialized use. To the extent the steps and costs may vary based on the capital available following the Transactions or the results of initial research, provide a range of reasonable possibilities that are anticipated. In addition, consistent with your disclosure on page 219, clarify throughout the prospectus where appropriate that you do not expect to use epigenetic underwriting technology in the life insurance products you sell initially, and while you hope to support commercialization of your saliva-based underwriting technology by 2023, there is no guarantee.

In response to the Staff’s comment, we have revised the disclosure regarding our research and development efforts on pages 218 – 221. We have also revised our disclosure throughout the prospectus to clarify that we do not expect to use epigenetic underwriting technology in the life insurance products we sell initially, and while we hope to support commercialization of your saliva-based underwriting technology by 2023, there is no guarantee.

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We thank you for your review of the foregoing and the amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Meredith Laitner, Esq., at mlatner@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrew Poole
Andrew Poole
Chief Executive Officer

cc:	Meredith Laitner, Esq.
Ellenoff Grossman & Schole LLP